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                                  United States
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                     Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITES EXCHANGE ACT OF 1934.

                                               Commission File Number 33-28622-A

                                MSU Devices Inc.
                                ----------------
             (Exact name of registrant as specified in its charter)

               2901 N. Dallas Parkway, Suite 460, Plano, TX 75093
                                 (972) 473-6915

  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                Common, Preferred
                                -----------------
            (Title of each class of securities covered by this Form)

                                      None
--------------------------------------------------------------------------------
   (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:
         Rule 12g-4(a)(1)(i)  |X|           Rule 12h-3(b)(1)(i)  |_|
         Rule 12g-4(a)(1)(ii) |_|           Rule 12h-3(b)(1)(ii) |_|
         Rule 12g-4(a)(2)(i)  |_|           Rule 12h-3(b)(2)(i)  |_|
         Rule 12g-4(a)(2)(ii) |_|           Rule 12h-3(b)(2)(ii) |_|
                                            Rule 15d-6 --------  |_|


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Approximate number of holders of record as of the certification or notice date: 34
      --

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 8, 2003       BY:Robert L. George II

The prior holders of all classes of stock or warrants for stock or any other equity security of MSU Devices, n/k/a Reddline Systems, Inc. had their interests cancelled pursuant to the terms of the Plan of Reorganization, attached hereto as Exhibit 1, for which Plan was approved by order of the United States Bankruptcy Court for the Northern District of Texas, Dallas Division in case No. 03-32040-HDH-11, attached hereto as Exhibit 2.